UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                               (Amendment No. 1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a).



                              ROYAL PRECISION, INC.
                         ------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  780921-10-2
                                 --------------
                                 (CUSIP Number)


                            Kenneth J. Warren, Esq.
                     5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                August 31, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 2 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard P. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     26,302
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,701,107
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       26,302
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,701,107
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,727,409
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 3 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jayne Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,701,107
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,701,107
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,727,409
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 4 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Charitable Remainder Unitrust #3
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Indiana, United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,547,859
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,547,859
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,547,859
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.2%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 5 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Living Trust u/a dtd 4/11/94
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Wyoming, United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     153,248
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     153,248
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    153,248
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 6 of 12 Pages
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value $.001 per share
     Royal Precision, Inc.
     15170 North Hayden Road, Suite 1
     Scottsdale, AZ 85260

ITEM 2. IDENTITY AND BACKGROUND.

     (1)(a)  Richard P. Johnston

        (b)  4350 Greens Place
             Wilson, Wyoming 83014

        (c) Private investor; Trustee, Johnston Family Foundation 4350 Greens Place
             Wilson, Wyoming 83014

        (d) During the last five years, Mr. Johnston has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

        (e) During the last five years, Mr. Johnston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction .

        (f)  Mr. Johnston is a citizen of the United States of America.

     (2)(a)  Jayne Johnston

        (b)  4350 Greens Place
             Wilson, Wyoming 83014

        (c)  Trustee, Johnston Family Foundation.

       (d) During the last five years,  Mrs.  Johnston has not been convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Mrs. Johnston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction .

        (f)  Mrs. Johnston is a citizen of the United States of America.

     (3)(a)  Johnston Family Charitable Remainder Unitrust #3 (the "CRT #3")

        (b)  4350 Greens Place
             Wilson, Wyoming 83014

        (c)  The entity is a charitable remainder unitrust.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 7 of 12 Pages
---------------------                                         ------------------

        (d) During the last five years, the Trustees of the CRT #3 have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the CRT #3 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        (f) The CRT #3 was organized under the laws of Indiana

     (4)(a)  Johnston Family Living Trust u/a dtd. 4/11/94 (the "Trust")

        (b)  4350 Greens Place
             Wilson, Wyoming 83014

        (c) This entity is a Living Trust for the benefit of members of the Richard P. Johnston family.

        (d) During the last five years, the Trustees of the Trust have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Trustees of the Trust have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        (f) The Trust was organized under the laws of Wyoming

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     During May, June, July and August, 2001, the CRT #3 acquired an additional 55,050 shares in the open market for a total consideration of $125,786. Those shares and all other shares covered by this report were acquired with the respective parties' own funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The parties hold the shares for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Richard P. Johnston. Richard P. Johnston is a trustee of the CRT #3 and the Trust. In addition to the shares owned by those entities, Mr. Johnston is reporting 26,302 common shares subject to options exercisable within 60 days. Mr. Johnston expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D except for the 26,302 common shares subject to options which are owned directly by Mr. Johnston.

     Jayne Johnston. Jayne Johnston is the spouse of Richard P. Johnston and a trustee of the CRT #3 and the Trust. In addition to the shares owned by those entities, Mrs. Johnston is reporting 26,302 common shares which are subject to options exercisable within 60 days which are owned directly by Mr. Johnston. Mrs. Johnston expressly declares that her filing of this Schedule 13D shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D.

     CRT #3. The CRT # 3 expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 1,637,859 shares owned directly by the CRT #3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 8 of 12 Pages
---------------------                                         ------------------

     Trust. The Trust expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 153,248 shares owned directly by the Trust.

     Richard P. Johnston:

        (a) (i) Amount Beneficially Owned: 1,727,409 shares

            (ii) Percent of Class: 30.3%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 26,302

            (ii)  Shared power to vote or to direct the vote: 1,701,107

            (iii) Sole power to dispose or to direct the disposition  of:
                  26,302

            (iv)  Shared power to dispose or to direct the disposition of:
                  1,701,107

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

     Jayne Johnston:

        (a) (i) Amount Beneficially Owned: 1,727,409 shares

            (ii) Percent of Class: 30.3%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 1,701,107

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  1,701,107

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 9 of 12 Pages
---------------------                                         ------------------

        Johnston Family Charitable Remainder Unitrust #3:

        (a) (i) Amount Beneficially Owned: 1,547,859 shares

            (ii) Percent of Class: 27.2%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 1,547,859

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  1,547,859

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

        Johnston Family Living Trust u/a dtd. 4/11/94:

        (a) (i) Amount Beneficially Owned: 153,248 shares

            (ii) Percent of Class: 2.7%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 153,248

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  153,248

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On July 24, 2001, the CRT #3 granted 7-year options to Kenneth J. Warren, Charles S. Mechem, Jr., and Thomas L. Schneider to purchase 30,000, 30,000 and 50,000 shares, respectively. 20% of each option becomes exercisable July 24, 2002 and on each July 24 of the four subsequent years.

     On August 31, 2001, Christopher A. Johnston ("CAJ") and the CRT #3 entered into a Put Agreement whereby CRT #3 granted to CAJ the option to require the CRT #3 to purchase up to 200,000 shares of common stock of the Company owned by CAJ in lots of 25,000 shares during a two year period commencing August 31, 2001, at the greater of $2.00 per share or the Market Price (as defined in the Put Agreement) less $.50.

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 10 of 12 Pages
---------------------                                        -------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   1.     Statement Pursuant to Rule 13d-1(k)

   2. Put Agreement between the CRT #3 and Christopher A. Johnston dated August 31, 2001.

   3. Option Agreement between the CRT #3 and Kenneth J. Warren dated July 24, 2001.

   4. Option Agreement between the CRT #3 and Charles S. Mechem, Jr., dated July 24, 2001.

   5. Option Agreement between the CRT #3 and Thomas L. Schneider dated July 24, 2001.

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 11 of 12 Pages
---------------------                                        -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                September 3, 2001
                                ------------------------------------------------
                                (Date)

                                /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston
                                ------------------------------------------------


                                September 3, 2001
                                ------------------------------------------------
                                (Date)

                                /s/ Jayne Johnston
                                ------------------------------------------------
                                (Signature)

                                Jayne Johnston
                                ------------------------------------------------


                                September 3, 2001
                                ------------------------------------------------
                                (Date)

                                Johnston Family Charitable Remainder Unitrust #3

                                By: /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston, Trustee
                                ------------------------------------------------


                                September 3, 2001
                                ------------------------------------------------
                                (Date)

                                Johnston Family Living Trust u/a Dtd. 4/11/94

                                By: /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston, Trustee
                                ------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 12 of 12 Pages
---------------------                                        -------------------

                                  EXHIBIT INDEX

Exhibit                                 Description
-------                                 -----------

   1.     Statement Pursuant to Rule 13d-1(k)

   2. Put Agreement between the CRT #3 and Christopher A. Johnston dated August 31, 2001.

   3. Option Agreement between the CRT #3 and Kenneth J. Warren dated July 24, 2001.

   4. Option Agreement between the CRT #3 and Charles S. Mechem, Jr., dated July 24, 2001.

   5. Option Agreement between the CRT #3 and Thomas L. Schneider dated July 24, 2001.